082-03827 US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/ 157 /2007 2007 MAY -4 A 10:57

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 30, 2007

07023237

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Best Available Copy

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2007

Reference: Letter PTTEP No. 1.910/ 147 / 2007, dated April 27, 2007.

Attachment:
1. Reviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months ended March 31, 2007 and 2006, including English translations, all of which have been reviewed by the Auditor
2. Management's Discussion and Analysis for the first quarter 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Reviewed Financial Statements of PTTEP and Subsidiaries for the period of three months ended March 31, 2007 and 2006, and Management's Discussion and Analysis for the first quarter 2007 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, for the period of three months ended March 31, 2007, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the first quarter 2007, dated April 27, 2007.

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

BEST AVAILABLE COPY

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Reviewed
(In thousands)
Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2007	2006
Net profit (loss)	6,771,356	7,839,065
EPS (baht)	2.06	2.39

The Company Financial Statement

	Quarter 1	
Year	2007	2006
Net profit (loss)	4,513,411	4,759,142
EPS (baht)	1.37	1.45

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________

(Maroot Mrigadat)
Position President
Authorized to sign on behalf of the company

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2007

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at March 31, 2007, the related consolidated and the Company statements of income, statements of changes in shareholders' equity and statements of cash flows for the periods of three months ended March 31, 2007 and 2006 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standards require the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2006, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2007. The consolidated and the Company balance sheet as at December 31, 2006, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report, except the Office of the Auditor General of Thailand has audited the adjustments resulting from accounting change on the accounting for investments in subsidiaries and associates as discussed in Note 2 to restate the Company financial statements for the period 2006. The Company restated balance sheet as at December 31, 2006, presented herein for comparative purposes, formed a part of the Company restated financial statements for the year ended December 31, 2006.

The Office of the Auditor General of Thailand draws attention to Note 2 with regard to accounting change on the accounting for investments in subsidiaries and associates presented in the Company financial statements under the cost method rather than the equity method. In changing this accounting policy, the Company had to restate the Company financial statements for the period 2006, presented herein for comparative purposes, as though the Company retrospectively applied with this new accounting policy.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Jintana Vanichkajorn*
(Jintana Vanichkajorn)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
April 27, 2007

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Unit : Baht

		Consolidated		The Company	
Assets	Notes	March 31, 2007 (Unaudited/ Reviewed)	December 31, 2006 (Audited)	March 31, 2007 (Unaudited/ Reviewed)	December 31, 2006 (Audited) Restated
Current Assets					
Cash and cash equivalents	4	28,191,546,834	18,520,906,222	14,501,433,913	7,152,100,391
Trade receivable-parent company	5	7,136,762,152	8,241,233,830	4,282,020,370	5,186,351,217
Trade receivables	5	1,513,910,385	1,545,794,719	22,923,628	58,691,883
Inventories		440,963,049	333,028,078	41,171,309	21,523,471
Materials and supplies-net		4,007,778,432	3,997,819,595	2,067,982,325	2,162,016,678
Other current assets					
Working capital from co-venturers		1,326,439,631	469,749,255	441,274,370	54,354,256
Other receivables		1,054,646,961	1,172,109,745	721,057,472	788,290,580
Accrued interest receivables		47,056,125	48,707,872	246,088,392	88,858,781
Other current assets		1,230,963,726	635,204,615	406,478,190	222,279,992
Total Current Assets		**44,950,067,295**	**34,964,553,931**	**22,730,429,969**	**15,734,467,249**
Non-current Assets					
Investments in subsidiaries, associates and jointly controlled entities	2, 7.2	416,367,972	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	6.2	150,000,000	-	14,495,482,747	12,998,269,720
Property, plant and equipment-net	8	125,932,854,905	121,503,558,029	61,847,498,971	60,666,673,737
Intangible assets		345,996,275	354,367,650	329,442,802	337,754,526
Deferred income taxes	9.2	112,082,201	-	-	-
Other non-current assets					
Prepaid expenses	10	420,950,276	475,624,631	125,567,924	168,795,679
Deferred of bonds issuing expenses		1,597,702	2,556,322	1,597,702	2,556,322
Other non-current assets		98,004,054	93,542,692	21,915,826	14,998,848
Total Non-current Assets		**127,477,853,385**	**122,848,353,702**	**100,970,907,701**	**98,338,450,561**
Total Assets		**172,427,920,680**	**157,812,907,633**	**123,701,337,670**	**114,072,917,810**

Notes to financial statements form an integral part of these financial statements.

(Signed) *Maroot Mrigadat*
(Maroot Mrigadat)
President

(Signed) *Sermsak Satchawannakul*
(Sermsak Satchawannakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Unit : Baht

Liabilities and Shareholders' Equity	Notes	Consolidated March 31, 2007 (Unaudited/ Reviewed)	Consolidated December 31, 2006 (Audited)	The Company March 31, 2007 (Unaudited/ Reviewed)	The Company December 31, 2006 (Audited) Restated
Current Liabilities					
Accounts payables		1,734,992,880	852,762,152	217,361,622	225,003,055
Current portion of long-term loan	11	6,790,875,630	7,002,591,596	6,790,875,630	7,002,591,596
Working capital to co-venturers		688,391,381	432,745,957	55,303,504	9,606,506
Accrued expenses		12,045,407,246	13,125,809,934	5,863,887,943	6,897,478,316
Accrued dividend payable	19	4,929,527,550	-	4,929,527,550	-
Accrued interest payable		45,844,290	186,218,096	74,804,066	189,919,618
Income tax payable		20,734,973,541	15,725,428,267	14,548,296,975	11,782,702,997
Other current liabilities		1,283,539,043	1,458,385,343	682,007,192	671,257,731
Total Current Liabilities		**48,253,551,561**	**38,783,941,345**	**33,162,064,482**	**26,778,559,819**
Non-current Liabilities					
Loans from related party	6.3	-	-	2,212,288,814	2,216,296,190
Bonds	11	5,637,189,781	2,203,819,951	5,637,189,781	2,203,819,951
Deferred income taxes	9.2	13,546,226,971	13,057,089,619	8,885,728,241	8,529,379,993
Other non-current liabilities					
Deferred income	12	3,872,471,441	4,031,491,512	-	-
Provision for decommissioning costs		10,415,436,482	10,712,387,696	6,615,488,092	6,794,024,576
Other non-current liabilities		539,521,621	499,728,017	529,002,380	487,905,667
Total Non-current Liabilities		**34,010,846,296**	**30,504,516,795**	**23,879,697,308**	**20,231,426,377**
Total Liabilities		**82,264,397,857**	**69,288,458,140**	**57,041,761,790**	**47,009,986,196**
Shareholders' Equity					
Share capital	13				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
3,286,351,700 ordinary shares of Baht 1 each		3,286,351,700	-	3,286,351,700	-
3,286,002,000 ordinary shares of Baht 1 each		-	3,286,002,000	-	3,286,002,000
Share premium		12,319,999,360	12,307,588,440	12,319,999,360	12,307,588,440
Currency translation differences	2	(2,010,892,356)	(1,795,376,996)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	2	59,335,864,119	57,494,036,049	33,821,024,820	34,237,141,174
Total Shareholders' Equity		**90,163,522,823**	**88,524,449,493**	**66,659,575,880**	**67,062,931,614**
Total Liabilities and Shareholders' Equity		**172,427,920,680**	**157,812,907,633**	**123,701,337,670**	**114,072,917,810**

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Notes	Consolidated		The Company	
		2007	2006	2007	2006
Revenues					Restated
Sales		19,730,996,810	21,020,124,167	11,177,649,688	11,365,953,863
Revenue from pipeline transportation		826,481,446	573,742,091	-	-
Other revenues					
Gain on foreign exchange	14	456,015,835	743,696,302	375,055,059	450,575,243
Interest income		216,913,858	258,263,181	264,522,164	229,206,105
Other revenues		39,988,836	96,918,850	14,247,180	67,936,680
Total Revenues		21,270,396,785	22,692,744,591	11,831,474,091	12,113,671,891
Expenses					
Operating expenses		1,468,899,941	1,439,184,247	616,700,203	720,278,454
Exploration expenses		346,617,382	534,700,825	19,922,886	137,580,182
General administrative expenses		811,548,660	864,923,147	403,375,106	444,764,865
Petroleum royalties and remuneration	15	2,680,069,450	3,197,032,238	1,396,883,200	1,420,552,363
Other expenses					
Depreciation, depletion and amortization		3,588,351,409	3,200,096,887	1,552,555,764	1,376,334,219
Director's remuneration		2,891,086	2,668,750	2,891,086	2,668,750
Share of loss from investments accounted for under equity method	2	2,336,406	722,601	-	-
Total Expenses		8,900,714,334	9,239,328,695	3,992,328,245	4,102,178,833
Income before interest and income taxes		12,369,682,451	13,453,415,896	7,839,145,846	8,011,493,058
Interest expenses		178,138,197	321,941,617	203,792,423	172,277,184
Income taxes	9.1	5,420,188,634	5,292,408,926	3,121,942,227	3,080,073,952
Net income		6,771,355,620	7,839,065,353	4,513,411,196	4,759,141,922
Earnings per share	16				
Basic earnings per share		2.06	2.39	1.37	1.45
Diluted earnings per share		2.06	2.38	1.37	1.45

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital issued and paid-up		286,000	8,318,000	-	-	-	-	8,604,000
Currency translation differences		-	-	(328,199,562)	-	-	-	(328,199,562)
Net income		-	-	-	-	-	7,839,065,353	7,839,065,353
Balance - as at March 31, 2006		3,274,946,500	11,926,647,000	(1,360,934,096)	332,200,000	16,900,000,000	48,143,929,415	79,216,788,819
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up		349,700	12,410,920	-	-	-	-	12,760,620
Currency translation differences		-	-	(215,515,360)	-	-	-	(215,515,360)
Net income		-	-	-	-	-	6,771,355,620	6,771,355,620
Dividend paid	19	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007		3,286,351,700	12,319,999,360	(2,010,892,356)	332,200,000	16,900,000,000	59,335,864,119	90,163,522,823

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Notes	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	2	-	-	1,032,734,534	-	-	(15,830,086,603)	(14,797,352,069)
Balance after adjustment		3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,459	56,899,966,959
Share capital issued and paid-up		286,000	8,318,000	-	-	-	-	8,604,000
Net income (Restated)	2	-	-	-	-	-	4,759,141,922	4,759,141,922
Balance - as at March 31, 2006		3,274,946,500	11,926,647,000	-	332,200,000	16,900,000,000	29,233,919,381	61,667,712,881
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Cumulative effect of accounting change	2	-	-	1,795,376,996	-	-	(23,256,894,875)	(21,461,517,879)
Balance after adjustment		3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		349,700	12,410,920	-	-	-	-	12,760,620
Net income		-	-	-	-	-	4,513,411,196	4,513,411,196
Dividend paid	19	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007		3,286,351,700	12,319,999,360	-	332,200,000	16,900,000,000	33,821,024,820	66,659,575,880

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
Cash flows from operating activities				Restated
Net income	6,771,355,620	7,839,065,353	4,513,411,196	4,759,141,922
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of loss from investments accounted for under equity method	2,336,406	722,601	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	43,227,755	45,131,539	43,227,755	45,131,539
Depreciation, depletion and amortization	3,587,392,788	3,197,703,007	1,551,597,143	1,375,375,598
Amortization of bonds issuing expenses	958,621	2,393,880	958,621	958,621
Amortization of prepaid expenses	11,446,599	4,531,836	-	-
Bond discount	-	277,212	-	-
Amortization of exploration costs	111,955,785	(13,387,497)	-	50,803
Gain on disposal of assets	(3,365,983)	-	(3,371,899)	-
Loss on disposal of materials	25,772,396	-	-	-
Deferred income taxes	422,743,983	657,058,583	356,348,248	344,754,014
Income recognized from deferred income	(148,985,011)	(58,220,337)	-	-
Unrealized gain on foreign exchange	(472,890,847)	(1,102,795,614)	(367,458,501)	(454,693,775)
	10,351,948,112	10,572,480,563	6,094,712,563	6,070,718,722
Changes in assets and liabilities				
Decrease in trade receivables	16,054,541	100,466,497	35,768,255	3,754,855
(Increase) decrease in trade receivable-parent company	1,089,431,906	(1,948,547,023)	904,330,848	(1,718,650,667)
(Increase) decrease in inventories	(107,934,971)	(207,695,513)	(19,647,839)	13,472,782
(Increase) decrease in materials and supplies-net	(36,798,903)	9,146,428	94,034,352	10,917,386
(Increase) decrease in working capital from co-venturers	(959,396,786)	28,391,956	(403,440,333)	(69,960,374)
(Increase) decrease in other receivables	111,581,988	(163,321,036)	66,766,800	(256,389,746)
(Increase) decrease in accrued interest receivables	1,369,696	(20,043,162)	(158,834,327)	(70,311,443)
(Increase) decrease in other current assets	(596,608,583)	37,547,381	(184,471,888)	32,266,961
(Increase) decrease in other non-current assets	(4,519,672)	4,808,846	(6,916,980)	(40,506)
(Decrease) increase in accounts payables	939,718,361	(305,972,633)	(8,618,270)	132,829,835

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
Changes in assets and liabilities (continued)				Restated
(Decrease) increase in working capital to co-venturers	269,282,774	(93,011,016)	47,321,904	-
(Decrease) increase in accrued expenses	(947,422,754)	1,389,812,141	(978,252,456)	1,040,738,987
Decrease in accrued interest payable	(140,373,806)	(36,230,613)	(114,719,579)	(185,617,834)
Increase in income tax payable	5,014,397,961	4,338,885,412	2,765,593,979	2,735,319,937
(Decrease) increase in other current liabilities	(170,836,022)	141,897,327	12,494,515	236,264,650
Increase in deferred income	14,229	6,223	-	-
Increase in other non-current liabilities	39,793,604	72,258,419	41,096,713	69,659,992
Loss from translation foreign entities' financial statements	(96,726,062)	(71,073,978)	-	-
	4,421,027,501	**3,277,325,656**	**2,092,505,694**	**1,974,254,815**
Net cash provided by operating activities	**14,772,975,613**	**13,849,806,219**	**8,187,218,257**	**8,044,973,537**
Cash flows from investing activities				
Increase in loans to related parties	(150,000,000)	-	(1,683,141,822)	(960,040,572)
Increase in property, plant and equipment	(8,271,759,344)	(8,192,195,553)	(2,715,969,281)	(5,885,626,623)
Increase in intangible assets	(5,975,664)	(4,649,362)	(4,769,473)	(4,478,348)
Net cash used in investing activities	**(8,427,735,008)**	**(8,196,844,915)**	**(4,403,880,576)**	**(6,850,145,543)**
Cash flows from financing activities				
Cash received from bond issuing	3,500,000,000	-	3,500,000,000	-
Increase in loans from related party	-	-	63,000,000	-
Cash received from common share issuing	12,760,620	8,604,000	12,760,620	8,604,000
Dividend paid	(316,074)	(180,562)	(316,074)	(180,562)
Net cash provided by financing activities	**3,512,444,546**	**8,423,438**	**3,575,444,546**	**8,423,438**
Net increase in cash and cash equivalents	9,857,685,151	5,661,384,742	7,358,782,227	1,203,251,432
Cash and cash equivalents at beginning of the period	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
	28,378,591,373	36,168,451,175	14,510,882,618	15,025,019,034
Effects of exchange differences	(187,044,539)	(401,038,053)	(9,448,705)	(28,692,422)
Cash and cash equivalents at end of the period	**28,191,546,834**	**35,767,413,122**	**14,501,433,913**	**14,996,326,612**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	310,444,260	346,779,735	310,444,260	346,779,735
Income taxes	641,913,412	466,032,965	-	-

Notes to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 and 2006
(UNAUDITED/REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2006 (AUDITED)
(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standard No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These consolidated financial statements are prepared with the same basis as the consolidated financial statements for the year ended December 31, 2006. During the period, there are some changes in investments in subsidiary company as discussed in Note 3. PTTEP and subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the company which changed according to Note 21.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2006 except as discussed in Note 2.

2. The Change in Accounting Policy

In the first quarter of 2007, the Company has changed the Accounting for investments in subsidiaries and associates presented in the Company's financial statements under the cost method rather than the equity method in accordance with the Federation of Accounting Professions issued Notification No. 26/2549 regarding Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1).

The Company's financial statements for the first quarter of 2006 were restated according to this accounting change for comparative purpose. The effect of the change to the Company's balance sheet as at December 31, 2006, and to the Company's statement of income for the period of three months ended March 31, 2006 are as follows: -

	The Company
Balance Sheet as at December 31, 2006	
Decrease in investments in subsidiaries and associates	21,461.52
Decrease in currency translation differences	1,795.37
Decrease in retained earnings	23,256.89
Statement of Income for the period of three months ended March 31, 2006	
Decrease in share of profit from investments accounted for under equity method	3,079.92

3. The Change of Investment in Subsidiary Company

On January 12, 2007, the Company incorporated PTTEP Thai Projects Company Limited with registered capital Baht 1 million, consisting of 100,000 ordinary shares at Baht 10 each, with 100% shareholding by PTTEPT.

4. Cash and cash equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
Cash on hand and at banks	6,095.67	4,618.57	1,341.41	1,469.91
Cash equivalents				
- Fixed deposits	6,556.34	8,200.20	1,056.44	2,409.24
- Treasury bills and promissory notes	15,539.54	5,702.14	12,103.58	3,272.95
Total	28,191.55	18,520.91	14,501.43	7,152.10

The interest rate of saving deposits held at call with banks is 0.75-4.11 % per annum (2006: 0.75-3.57 % per annum).

The interest rate of fixed deposits with banks is 4.57-4.73 % per annum (2006: 3.84-4.38 % per annum).

5. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
Trade Receivable - parent company	7,136.76	8,241.23	4,282.02	5,186.35
Trade Receivable - others				
Myanmar Oil and Gas Enterprise	737.72	683.03	-	-
Electricity Generating Authority of Thailand	92.09	119.11	22.92	29.78
Others	684.10	743.65	-	28.91
Total	1,513.91	1,545.79	22.92	58.69

6. Related Party Transactions

Significant transactions with related parties are summarized as follows:

6.1 Revenue and expense with related parties

Significant transactions with related parties for the periods of three months ended March 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price with reference to world market)	16,877.30	16,999.38	11,118.63	11,286.63
Revenue from rental (market price)	4.54	4.67	4.54	4.67
Amortization of up-front payment under Bongkot Gas Sale Agreement	43.23	45.13	43.23	45.13
Subsidiaries, Associates and Jointly Controlled Entities				
Interest income	-	-	157.21	117.99
Management fee	-	-	2.89	-
Interest expense	-	-	25.65	-

6.2 Long-Term Loans to Related Parties

As at March 31, 2007, the Company has loans to subsidiary companies amounting to Baht 14,345.48 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans. In addition, the Company provides loans to an associated company amounting to Baht 150 million with interest rate of the average Minimum Loan Rate quoted for prime corporate customers of four commercial banks in Thailand. The associated company shall repay the loan principal by 2009.

6.3 Long-Term Loans from Related Party

As at March 31, 2007, the Company has loans from subsidiary company amounting to Baht 2,212.29 million with interest rate 4.625% per annum. The Company shall occasionally repay the loans.

7. Investments in Subsidiaries, Associates, and Jointly Controlled Entities

7.1 Subsidiaries, Associates, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of three months	
							Cost Method		Equity Method			
		Mar 31, 2007	Dec 31, 2006		Mar 31, 2007	Dec 31, 2006	Mar 31, 2007	Dec 31, 2006	Mar 31, 2007	Dec 31, 2006	Mar 31, 2007	Mar 31, 2006
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	31,153.44	30,567.57	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Commerce	0.17	0.17	PTTEP	75%	75%	0.13	0.13	12,146.02	11,211.77	-	-
				PTTEPI	25%	25%	0.04	0.04	4,043.38	3,737.33	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(168.06)	(170.30)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(281.39)	(284.19)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(1,910.85)	(1,917.94)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,796.14)	(1,758.65)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(828.60)	(866.66)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(798.21)	(685.64)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(19.86)	(23.63)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(19.08)	(22.70)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	15.71	12.54	-	-
				PTTEPT	75%	75%	0.75	0.75	47.12	37.60	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.02	3,719.02	3,921.82	3,400.34	-	-
				PTTEPO	51%	51%	3,864.89	3,864.89	4,078.25	3,535.34	-	-
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(275.61)	(265.62)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.44	1.52	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(64.03)	(55.33)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	1.56	1.64	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(0.68)	1.11	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(0.50)	1.27	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(0.32)	1.42	-	-
PTTEP Thai Projects Company Limited (PTTEP TP)	Petroleum	0.25	-	PTTEPT	100%	-	0.25	-	0.24	-	-	-
Associated Companies												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	385.23	389.04	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	31.14	29.66	-	-
Jointly Controlled Entities												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum, Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	0.99	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,602.94	1,646.30	594.58	533.28
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,608.82	1,681.35	378.32	340.00
Orange Energy Limited (Orange)	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	10,568.59	10,542.64	-	1,596.26
B8/32 Partners Limited (B8/32 Partners)	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,701.14	3,632.87	-	588.36

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entities. Subsidiaries' management team is from the Company.

7.2 Investments in Subsidiaries, Associates and Jointly Controlled Entities

Investments accounted for under equity method represented in the consolidated financial statements and under cost method in the Company's financial statements comprised:

	Consolidated		The Company	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	385.23	389.04	400.00	400.00
PTT ICT Solutions Company Limited	31.14	29.66	30.00	30.00
Total	416.37	418.70	24,149.40	24,149.40

The Company's investments in jointly controlled entities are recorded in the Company's financial statements by the cost method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
Balance Sheets :										
Current assets	101.38	104.50	1,054.70	797.26	420.88	424.94	3,785.55	2,631.90	1,238.45	754.63
Non-current assets	-	-	3,407.42	3,554.04	1,888.78	1,967.22	7,692.17	7,411.12	3,067.49	2,999.51
Current liabilities	(100.39)	(103.48)	(302.98)	(42.26)	(35.82)	(30.51)	(4,563.99)	(3,614.96)	(1,457.17)	(1,074.05)
Non-current liabilities	-	-	(2,280.95)	(2,412.50)	(661.30)	(675.06)	(2,611.97)	(2,562.17)	(1,028.78)	(1,033.18)
Assets net	**0.99**	**1.02**	**1,878.19**	**1,896.54**	**1,612.54**	**1,686.59**	**4,301.76**	**3,865.89**	**1,819.99**	**1,646.91**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of three months ended									
	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2006
Statements of income :										
Revenues	-	-	987.99	820.93	619.28	585.75	2,174.07	2,878.32	795.43	996.20
Expenses	-	-	(53.30)	(51.28)	(45.73)	(47.80)	(1,294.37)	(1,708.60)	(449.27)	(512.87)
Income before income taxes	-	-	934.69	769.65	573.55	537.95	879.70	1,169.72	346.16	483.33
Income taxes	-	-	(254.21)	(218.67)	(166.69)	(161.22)	(443.83)	(561.47)	(173.08)	(246.25)
Net income	-	-	**680.48**	**550.98**	**406.86**	**376.73**	**435.87**	**608.25**	**173.08**	**237.08**

8. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2006	172,665.56	6,994.86	2,683.29	11,789.47	7,306.39	2,586.82	204,026.39
Increase	6,212.22	1,967.23	20.12	-	1.71	15.04	8,216.32
Decrease	-	(51.75)	(0.05)	-	-	-	(51.80)
Currency translation differences	-	-	-	-	(218.06)	-	(218.06)
Balance as at March 31, 2007	178,877.78	8,910.34	2,703.36	11,789.47	7,090.04	2,601.86	211,972.85
Accumulated depreciation							
Balance as at December 31, 2006	(73,995.60)	-	(1,846.07)	(3,673.89)	(2,029.51)	(977.76)	(82,522.83)
Depreciation for the period	(3,131.74)	-	(43.20)	(280.76)	(57.38)	(59.97)	(3,573.05)
Decrease	(0.45)	-	0.33	(0.02)	-	0.04	(0.10)
Currency translation differences	-	-	-	-	55.98	-	55.98
Balance as at March 31, 2007	(77,127.79)	-	(1,888.94)	(3,954.67)	(2,030.91)	(1,037.69)	(86,040.00)
Net book value as at December 31, 2006	98,669.96	6,994.86	837.22	8,115.58	5,276.88	1,609.06	121,503.56
Net book value as at March 31, 2007	101,749.99	8,910.34	814.42	7,834.80	5,059.13	1,564.17	125,932.85

Depreciation included in statement of income for the period of three months ended March 31, 2006 Baht 3,184.19 Million

Depreciation included in statement of income for the period of three months ended March 31, 2007 Baht 3,573.05 Million

The Company

	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2006	90,860.54	7.47	1,076.74	7,503.48	-	1,714.82	101,163.05
Increase	2,492.34	192.73	20.21	-	-	14.07	2,719.35
Decrease	-	-	(0.01)	-	-	-	(0.01)
Balance as at March 31, 2007	93,352.88	200.20	1,096.94	7,503.48	-	1,728.89	103,882.39
Accumulated depreciation							
Balance as at December 31, 2006	(36,743.62)	-	(931.68)	(1,928.80)	-	(892.28)	(40,496.38)
Depreciation for the period	(1,350.42)	-	(8.34)	(131.28)	-	(48.48)	(1,538.52)
Decrease	-	-	0.01	-	-	-	0.01
Balance as at March 31, 2007	(38,094.04)	-	(940.01)	(2,060.08)	-	(940.76)	(42,034.89)
Net book value as at December 31, 2006	54,116.92	7.47	145.06	5,574.68	-	822.54	60,666.67
Net book value as at March 31, 2007	55,258.84	200.20	156.93	5,443.40	-	788.13	61,847.50

Depreciation included in statement of income for the period of three months ended March 31, 2006 Baht 1,363.36 Million

Depreciation included in statement of income for the period of three months ended March 31, 2007 Baht 1,538.52 Million

9. Income taxes and Deferred Income Taxes

9.1 Income taxes

Income taxes for the periods of three months ended March 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum income tax				
Current tax expenses	3,986.93	4,399.79	2,765.00	2,735.32
Deferred tax expenses	502.83	380.90	281.80	302.87
Total	4,489.76	4,780.69	3,046.80	3,038.19
Income tax under Revenue Code				
Current tax expenses	427.00	(75.29)	55.15	-
Deferred tax expenses	(138.95)	62.45	19.99	41.88
Total	288.05	(12.84)	75.14	41.88
Income tax in the Foreign Country				
Current tax expenses	638.06	468.28	-	-
Deferred tax expenses	4.32	56.28	-	-
Total	642.38	524.56	-	-
Total income taxes	5,420.19	5,292.41	3,121.94	3,080.07

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets are as follows:

	Consolidated		The Company	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
Deferred income tax assets				
Petroleum income tax	(58.83)	-	-	-
Income tax under Revenue Code	170.91	-	-	-
Total	112.08	-	-	-
Deferred income tax liabilities				
Petroleum income tax	11,949.54	11,450.99	8,776.89	8,440.53
Income tax under Revenue Code	108.84	76.88	108.84	88.85
Income tax in the foreign country	1,487.84	1,529.22	-	-
Total	13,546.22	13,057.09	8,885.73	8,529.38
	13,434.14	13,057.09	8,885.73	8,529.38

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
Amortization of decommissioning and gain from revaluation of decommissioning costs	1,288.42	1,293.99	586.04	609.67
Provision for obsolete stock	24.59	24.59	-	-
Provision for retirement benefits	165.43	153.53	160.17	147.62
Gas price reduction	536.84	591.39	536.84	591.39
Tax loss carried forward	161.10	-	-	-
Depreciation	(15,453.59)	(15,016.49)	(10,011.85)	(9,773.96)
Bonds	(156.93)	(104.10)	(156.93)	(104.10)
Total	(13,434.14)	(13,057.09)	(8,885.73)	(8,529.38)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority.

10. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
Petroleum royalty to the government of the Union of Myanmar	295.38	306.82	-	-
Up-front payment under Bongkot Gas Sale Agreement	125.57	168.80	125.57	168.80
Total	420.95	475.62	125.57	168.80

PTTEPI made prepayment for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

11. Bonds

Bonds comprised:

	Consolidated and the Company			
	Mar. 31, 2007		Dec. 31, 2006	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	254.10	8,928.07	254.10	9,206.41
Unsecured and unsubordinated	-	3,500.00	-	-
Less Current portion of long-term loan	(193.28)	(6,790.88)	(193.28)	(7,002.59)
Total	60.82	5,637.19	60.82	2,203.82

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a maturity period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum with effective until the expiry date, payable every six months on March 27 and September 27 of each year.

The Company issued 3,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 3,500 million. The bonds bear interest at a rate of 4.88% per annum, payable every six months on February 12 and August 12 of each year, and have a maturity period of 3 years, to be redeemed on February 12, 2010.

12. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT for natural gas, and MGTC and TPC receive advance payments from MOGE for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Mar. 31, 2007	Dec. 31, 2006
Deferred income for the year 1999	375.19	492.58
Deferred income for the year 2000	2,941.11	2,948.28
Deferred income for the year 2001	556.17	590.63
Total	3,872.47	4,031.49

13. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 each, or a total of Baht 3,322 million. On February 13, 2007, the Company registered the change in its issued and fully paid-up capital to be 3,286.35 million ordinary shares at Baht 1 each, or a total of Baht 3,286.35 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62.00 million ordinary shares. As at March 31, 2007, the employees exercised the warrants to purchase 26.35 million shares. Therefore, there are outstanding balances of reserved shares 35.65 million shares. The details as follow:-

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.71	0.29
August 1, 2003	23.4	1:5	7.14	2.86
August 1, 2004	36.6	1:5	6.50	7.50
August 1, 2005	55.6	1:5	3.00	11.00
August 1, 2006	91.2	1:5	-	14.00
	Total		26.35	35.65

14. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of three months ended March 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Realized gain (loss) on foreign exchange	(16.87)	(359.10)	7.60	(4.11)
Unrealized gain on foreign exchange	472.89	1,102.80	367.46	454.69
Total	456.02	743.70	375.06	450.58

15. Petroleum royalties and remuneration

Petroleum royalties and remuneration for the periods of three months ended March 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum royalties	2,503.65	2,644.20	1,396.88	1,420.55
Special remuneration benefits	176.42	552.83	-	-
Total	2,680.07	3,197.03	1,396.88	1,420.55

16. Earnings per share

Basic earnings per share for the periods of three months ended March 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to Shareholders (Million Baht)	6,771.36	7,839.07	4,513.41	4,759.14
Weighted average number of outside ordinary shares in issue (Million Shares)	3,286.18	3,274.82	3,286.18	3,274.82
Basic earnings per share (Baht)	2.06	2.39	1.37	1.45

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net income.

Diluted earnings per share for the periods of three months ended March 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to shareholders (Million Baht)	6,771.36	7,839.07	4,513.41	4,759.14
Net income used to determine diluted earnings per share (Million Baht)	6,771.36	7,839.07	4,513.41	4,759.14
Weighted average number of outside ordinary shares in issue (Million Shares)	3,286.18	3,274.82	3,286.18	3,274.82
Adjustments for share options (Million Shares)	8.72	12.05	8.72	12.05
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,294.90	3,286.87	3,294.90	3,286.87
Diluted earnings per share (Baht)	2.06	2.38	1.37	1.45

17. Segment information

Primary reporting - business segments

	Consolidation for the period of three months ended March 31, 2007						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	2,460.15	338.84	54.71	826.48			3,680.18
- Related party	14,796.11	2,081.19		779.90		(779.90)	16,877.30
Total Revenues	**17,256.26**	**2,420.03**	**54.71**	**1,606.38**	**-**	**(779.90)**	**20,557.48**
Operating expenses	1,305.28	925.82	13.58	35.81		(811.59)	1,468.90
Administrative expenses	402.10	104.81	69.96	3.51			580.38
Exploration expenses							
- Dry hole	(0.72)	135.97	(23.30)				111.95
- Geological and geophysical	27.08	77.58	130.01				234.67
Depreciation, depletion and amortization	3,221.47	159.32	73.01	60.41			3,514.21
Royalties and remuneration	2,360.46	319.61					2,680.07
(Gain) loss on foreign exchange	(308.36)	14.17					(294.19)
Share of loss from associates					2.34		2.34
Total Expenses	**7,007.31**	**1,737.28**	**263.26**	**99.73**	**2.34**	**(811.59)**	**8,298.33**
Segment result	**10,248.95**	**682.75**	**(208.55)**	**1,506.65**	**(2.34)**	**31.69**	**12,259.15**
Depreciation - general							(74.14)
Administrative expenses - general							(231.17)
Operating profit							**11,953.84**
Other income, net							39.99
Finance costs - Interest income							216.91
- Interest expenses							(178.14)
Gain on foreign exchange							161.83
Director's remuneration							(2.89)
Profit before tax							**12,191.54**
Tax - Project	(4,613.92)	(280.84)		(420.90)			(5,315.66)
- Group							(104.52)
Net Income	**5,635.03**	**401.91**	**(208.55)**	**1,085.75**			**6,771.36**
Assets							
Segment assets	101,645.49	19,706.97	6,758.00	6,020.51	950.13		135,081.10
Investments under equity method					416.37		416.37
Unallocated assets							36,930.45
Consolidated total assets							**172,427.92**
Liabilities							
Segment liabilities	56,452.70	5,881.63	833.11	2,144.46	174.66		65,486.56
Unallocated liabilities							16,777.84
Consolidated total liabilities							**82,264.40**
Capitalization Expenditures	5,770.63	1,963.24	465.67	(216.36)	21.04		8,004.22

Consolidation for the period of three months ended March 31, 2006

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	3,622.29	398.46		573.74			4,594.49
- Related party	14,770.54	2,228.84		832.02		(832.02)	16,999.38
Total Revenues	**18,392.83**	**2,627.30**	-	**1,405.76**	-	**(832.02)**	**21,593.87**
Operating expenses	1,350.34	953.13		34.48		(898.77)	1,439.18
Administrative expenses	422.76	112.32	27.17	4.92			567.17
Exploration expenses							
- Dry hole	0.05	(5.99)	(7.45)				(13.39)
- Geological and geophysical	140.04	378.88	29.17				548.09
Depreciation, depletion and amortization	2,937.92	136.03	1.97	62.70			3,138.62
Royalties and remuneration	2,913.04	283.99					3,197.03
(Gain) loss on foreign exchange	(428.75)	28.46					(400.29)
Share of loss from associates					0.72		0.72
Total Expenses	**7,335.40**	**1,886.82**	**50.86**	**102.10**	**0.72**	**(898.77)**	**8,477.13**
Segment result	**11,057.43**	**740.48**	**(50.86)**	**1,303.66**	**(0.72)**	**66.75**	**13,116.74**
Depreciation - general							(61.48)
Administrative expenses - general							(297.76)
Operating profit							**12,757.50**
Other income, net							96.92
Finance costs - Interest income							258.26
- Interest expenses							(321.94)
Gain on foreign exchange							343.41
Director's remuneration							(2.67)
Profit before tax							**13,131.48**
Tax - Project	(5,045.28)	(261.09)		(379.90)			(5,686.27)
- Group							393.86
Net Income	**6,012.15**	**479.39**	**(50.86)**	**923.76**			**7,839.07**
Assets							
Segment assets	80,114.75	15,863.34	4,004.72	6,553.70	969.75		107,506.26
Investments under equity method					397.14		397.14
Unallocated assets							47,385.96
Consolidated total assets							**155,289.36**
Liabilities							
Segment liabilities	32,343.72	5,444.92	314.53	2,208.44	209.79		40,521.40
Unallocated liabilities							35,551.17
Consolidated total liabilities							**76,072.57**
Capitalization Expenditures	**7,099.33**	**701.18**	**314.81**	**(451.29)**	**105.58**		**7,769.61**

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 12 projects under production phase and 23 projects in development and exploration phases.
- Overseas pipeline segment, the Group has investments with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's 2 business segments are managed on a worldwide basis. They operate in 3 main geographical areas:

	Consolidation for the period of three months ended March 31, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	2,460.15	1,165.32	54.71	3,680.18
- Related party	14,796.11	2,081.19	-	16,877.30
Segment assets	102,595.62	25,727.48	6,758.00	135,081.10
Investments under equity method	416.37	-	-	416.37
Capitalization expenditures	5,791.67	1,746.88	465.67	8,004.22
Consolidated total assets	139,942.44	25,727.48	6,758.00	172,427.92

	Consolidation for the period of three months ended March 31, 2006			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	3,622.29	972.20	-	4,594.49
- Related party	14,770.54	2,228.84	-	16,999.38
Segment assets	81,084.50	22,417.04	4,004.72	107,506.26
Investments under equity method	397.14	-	-	397.14
Capitalization expenditures	7,204.91	249.89	314.81	7,769.61
Consolidated total assets	128,867.60	22,417.04	4,004.72	155,289.36

18. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at March 31, 2007	
	Carrying amount	Fair value
Yen 23 billion of unsecured and unsubordinated bond	6,887.05	6,982.70
Cross currency interest and principal swaps for Yen 23 billion bond	6,790.88	6,733.52
Baht 2,500 million of unsecured and unsubordinated bond	2,500.00	2,423.40
Cross currency interest and principal swaps for Baht 2,500 million bond	2,137.19	1,520.12
USD 30 million of Buy Forward contract	1,054.06	1,049.65
USD 30 million of Sell Forward contract	1,046.90	1,051.23

19. Dividend

On March 28, 2007, the annual general meeting of the shareholders approved payment of a dividend for the year 2006 of Baht 3.21 per share. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2006 at the rate of Baht 1.71 per share on August 28, 2006 and still has to pay the dividend for the second-half-year operations of 2006 at the rate of Baht 1.50 per share on April 11, 2007.

20. Commitment and Contingent Liabilities

As at March 31, 2007, the Company had contingent liabilities which are letters of guarantee amounting to Baht 37.08 million in the Company's financial statements of and Baht 199.84 million in the consolidated financial statements.

On January 23, 2004, the Company signed the Gas Sales Agreement for Arthit project with PTT. Following the gas sales condition, the Company has commitment to pay to PTT approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved to provide a loan to Energy Complex Company Limited (EnCo) based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million. As at March 31, 2007, the Company provides loans amounting to Baht 150 million.

21. Significant Events During the Period

On January 16, 2007, PTTEPO was granted approval from the Cabinet to be the operator in the concession block A4/48, A5/48, and A6/48 with 100% interest.

22. Events after Balance Sheet Date

The Audit Committee will authorize for issue of the financial statements on April 27, 2007.

2.1 PTTEP Performance

The Fiscal Policy Office (FPO), Ministry of Finance, forecasted that Thailand's economy is expected to expand in the range of 4.0 percent in 2007, decelerated from 5.0 percent in 2006 due to 1) the expected slowdown in exports of goods and services following softening world economy and the strong Thai Baht and 2) the slowdown in domestic demand in consumption and investment as a result of the unstable political situation. However, given that the public sector's spending can be accelerated as targeted and that the interest rate could be sufficiently lowered to enhance domestic demand, Thailand's economy is likely to grow at the upper range of the projection at 4.5 percent.

Notable business developments at PTTEP and its subsidiaries in the first quarter of 2007 are summarized as follows.

Regarding petroleum sales, PTTEP's average sales volume for the first quarter of 2007 was 171,170 barrels of oil equivalent per day (BOED), lower than the target of 187,713 BOED for 2007. The average sales volume for January, February, and March were 165, 739 BOED, 167,731 BOED, and 179, 707 BOED respectively. The reasons for the deviation from the sales target were due to 1) the delay in production from NNN-A04 well, Nang Nuan project and 2) technical problems in the Gas/Condensate Separation Plant of Oman 44 Project. However, PTTEP is confident it can make up the production from the producing assets for the rest of the 9 months to meet the sales target of 2007.

For the first quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in various exploration projects including Myanmar and Nang Nuan projects. For Myanmar projects, the drilling results of exploration wells in M9 block including Zawtika-1A, Zawtika-2, Gawthaka-1, and Kanonna-1 found a number of natural gas bearing formations especially in Zawtika-2 well in which six zones of natural gas bearing formations were discovered with a total thickness of 101.5 meters. The flow rate testing (Tubing Stem Test) conducted on the three zones of Zawtika-2 well indicated combined flow rates of 109.5 million standard cubic feet per day (MMSCFD). The highly successful result of the exploration wells in M9 block gives PTTEP confidence in the potential of natural gas in M9 block. PTTEP, therefore, will prepare a development plan and continue to drill 4-5 appraisal wells by July 2007 to establish the petroleum reserves required for the development of the M9 block. In addition, for the Nang Nuan project, the exploration well namely NNN-A04 was drilled and encountered good quality crude oil (42° API) in the carbonate reservoir with an average flow rate of approximately 9,050 barrels of crude oil per day. As a result of the successful test on NNN-A04, the production platform and facilities are being prepared and production will start from this well by the second quarter of 2007.

Regarding growth, PTTEP has been continuously expanding the business. In the first quarter of 2007, PTTEP succeeded in the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels. The proposals for the 3 Petroleum Concession Blocks were approved by the Cabinet namely 1) A4/48 covering an area of 20,280 square kilometers, 2) A5/48 covering an area of 25,270 square kilometers, and 3) A6/48 covering an area of 23,270 square kilometers. All 3 Concession Blocks are located in Andaman Sea in the North Sumatra basin and Mergui basin. PTTEPO is the operator with 100% participation interests.

PTTEPI and the other joint venture partners of Cambodia Block B exercised their pre-emption rights to purchase the entire 10% participation interest of CE Cambodia Ltd. (CEL).

-2-/ As a result/....

As a result of the acquisition, PTTEPI will increase its participation interest in the Cambodia Block B from 30% to 33.333334%.

2.2 Results of Operations

On February 12, 2007 PTTEP issued the unsecured and unsubordinated 3-year Debenture in the amount of Baht 3,500 million with an interest rate of 4.88% per annum. The Lead-Underwriter for this issuance was Standard Chartered Bank (Thai) Plc, whereas Krung Thai Bank Plc and Bank of Ayudhya Plc were the Co-Underwriters. The debentures are rated at AAA by TRIS Rating which is the highest rating. (The Board of Directors and the General Shareholders' meeting in the year 1998 approved the Company to issue and offer debentures in the amount of Baht 10,000 MM. PTTEP previously issued Baht 6,500 million debentures. Therefore, there was a remaining balance of Baht 3,500 million which was used for this issuance)

On February 13, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.002 million to Baht 3,286.352 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 349,700 shares at the par value of Baht 1 per share resulting in a total of 349,700 Baht. As of March 31, 2007 the outstanding number of warrants was 7.13 million units (1 unit of warrant = 5 units of common shares)

On March 28, 2007, the General Shareholders' Meeting approved PTTEP or its subsidiaries' fund raising to finance investment plan and/or for working capital up to the total amount of Baht 50,000 million to be issued in Baht or other foreign currencies and by means of issuance of debentures in local and/or foreign markets. The offering can be made in lump sum amount or in allotments through a pubic offering and/or a private placement. For flexibility, related terms and conditions and details of the issuances such as type of debenture, tenor and interest rate will be determined by the President of the Company in response to the prevailing conditions of the financial market. In addition, the General Shareholders' Meeting also approved the dividend payment for the second-half of 2006 operations at the rate of Baht 1.50 per share which was paid on April 11, 2007. The Company also paid the interim dividend for the first-half of 2006 at the rate of Baht 1.71 per share on August 28, 2006. The total dividend paid for the year 2006 was Baht 3.21 per share or 37.61% of the net profit.

2.2.1 **Results of Operations - Quarterly Comparison**

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	4th Quarter 2006	1st Quarter 2007	1st Quarter 2006
Income from continuing operations			
Exploration and production	5,224	5,828	6,441
Pipelines	1,088	1,086	924
Others	(194)	(143)	474
Total net income	**6,118**	**6,771**	**7,839**
Diluted earnings per share – from continuing operations	1.86	2.06	2.38
Total Revenues - from Current Operational Results	21,449	21,270	22,693

-2-/ First Quarter of 2007...

First Quarter of 2007 compared with First Quarter of 2006

For the results of operations in the first quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 6,771 million or Baht 2.06 per share-diluted, a decrease of Baht 1,068 million or 14% from the same period last year, in which the net profit was Baht 7,839 million or Baht 2.38 per share-diluted. Return on shareholders' equity for this quarter was 30.32%

For this quarter, the total revenue was Baht 21,270 million, a decrease of Baht 1,423 million or 6% from the same period last year (Baht 22,693 million). The decrease was mainly due to the lower petroleum sales of Baht 1,289 million or 6%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 36.15 per USD against the same period last year at Baht 39.73 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency to USD 35.43 per barrel of oil equivalent (BOE) against the same period last year (USD 34.28 per BOE), and (2) the lower sales volume in this quarter to 171,170 barrels of oil equivalent per day (BOED) compared with the same period last year of 171,508 BOED. The decreased sales volume mainly came from the natural gas sales volume from the Yetagun project relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006 and crude oil sales volume from B8/32&9A project, whereas the higher sales volume in this quarter from gas sales volume of the Yadana and Oman 44 projects including the gas and condensate sales volume from the Phu Horm project.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

For this quarter, PTTEP and its subsidiaries' foreign exchange gain decrease amounted to Baht 288 million from the strengthened Baht.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 8,901 million, a decrease of Baht 339 million or 4% from the same period last year (Baht 9,240 million). This decrease was the net effect of

(1) Decreased exploration expenses, mainly due to the 3D seismic cost from the Myanmar M7&M9 and Bongkot projects in the same period last year. However, there was a write-off of one dry well (COD-2X) in the Vietnam 9-2 project and 3D seismic cost from the Algeria 433a&416b and Myanmar M7&M9 projects.

    In addition, the Vietnam 9-2 project has received the Development Area approval since January 2007 which resulted in no cost carried for Petro Vietnam

(2) Higher depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A, S1, Pailin and Bongkot projects as a result of additional completed oil and gas properties including the

depreciation of the Oman 44 and Phu Horm projects which were first in production since the fourth quarter of 2006 .

(3) Lower petroleum royalties and remuneration mainly as a result of a decrease in sales revenues.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 128 million mainly due to the higher petroleum taxable profit.

First Quarter of 2007 compared with Fourth Quarter of 2006

For the results of operations in the first quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 6,771 million or Baht 2.06 per share-diluted, an increase of Baht 653 million or 11% from the previous quarter's net profit of Baht 6,118 million, or Baht 1.86 per share-diluted.

For this quarter, the total revenue was Baht 21,270 million, a decrease of Baht 179 million or 1% from the previous quarter (Baht 21,449 million). This decrease was mainly due to lower petroleum sales of Baht 418 million, resulting from (1) the decreased average petroleum sales price in Baht currency which came from the lower average petroleum sales price in USD currency to USD 35.43 per BOE against the previous quarter (USD 35.92 per BOE) and the decreased average sales exchange rate in this quarter to Baht 36.15 per USD when compared with the previous quarter (Baht 36.85 per USD) as a result of the strengthened Baht; however (2) sales volume increased in this quarter to 171,170 BOED against the previous quarter (165,465 BOED), resulting from the higher natural gas sales volume from the Oman 44, Pailin and Bongkot projects, natural gas and condensate sales volume from the Phu Horm project including higher crude sales volume from the S1 project but the crude sales volume from the B8/32&9A project decreased in this quarter.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 8,901 million, a decrease of Baht 908 million or 9% from the previous quarter (Baht 9,809 million). This decrease was mainly the net effect of

(1) Lower exploration expenses, mainly due to the write-off of a dry well in the Vietnam 9-2 project in this quarter. In the previous quarter, there was the write-off of dry wells and 3D seismic costs in the Vietnam 16-1 project and the 2D seismic cost from the Iran Saveh project.

(2) Decreased operating expenses, mainly from the transfer of the related operating cost to inventories as a result of the crude sales lag time in the Nang Nuan project.

(3) Higher depreciation and amortization expenses, mainly from the depreciation in the Bongkot and Pailin projects as a result of additional completed oil and gas properties, including the depreciation cost from the Oman 44 and Phu Horm projects which came from higher production volume.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 62 million due to increased taxable profit.

-5-/ 2.3 Financial position...

2.3 Financial position

As of March 31, 2007, PTTEP and its subsidiaries had total assets of Baht 172,428 million, or Baht 14,615 million (9%) higher than at the end of 2006. This increase was mainly due to (1) higher cash and cash equivalents amounting to Baht 9,671 million as a result of operating activities and unsecured unsubordinated Bath bond issuance (2) an increase in oil and gas properties of Baht 4,429 million, mainly from the higher investment in the Arthit, MTJDA and Myanmar M7&M9 projects and (3) a long term loan to Energy Complex Co., Ltd. of Baht 150 million.

Most of the current assets as of March 31, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 82,264 million, which were higher than at the end of 2006 by Baht 12,976 million, mainly resulting from (1) higher income tax payable of Baht 5,010 million (2) accrued dividends payable for the second half of 2006, value Baht 1.50 per share, amounting to Baht 4,930 million and (3) unsecured unsubordinated Baht bond issuance, with a maturity period of 3 years, amounting to Baht 3,500 million.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of March 31, 2007, the total number of shares exercised was 26.35 million shares and the outstanding number of warrants was 7.13 million units.

As of March 31, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 14,773 million. The majority of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 8,428 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 150 million.

PTTEP and its subsidiaries had a net cash flow from financing activities of Baht 3,513 million due to (1) cash received from unsecured unsubordinated Baht bond issuance of Baht 3,500 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 13 million.

-6-/ As of March/....

As of March 31, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 28,192 million, an increase of Baht 9,671 million from the end of 2006.

2.4 Impact of the Change in Accounting for Investments in Subsidiary and / or Associated Undertakings

In accordance with the Federation of Accounting Professions issued notification no. 26/2549 regarding Accounting Standard no. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries", the company has changed the accounting for investments in subsidiaries and associates which are to be presented in the Company's financial statements under the cost method instead of the equity method. The effect of this change resulted in the difference of net profit and retained earnings between consolidated financial statements and the Company's financial statements. However, the change does not affect the company's dividend policy and fundamental factor of business (e.g. corporate and management structure, revenues structure and strategic directions).

(1) Investment in Subsidiaries, Associates and Joint Ventures

1.1 Investment accounted for under equity method in consolidated financial statements

As of March 31, 2007, PTTEP and its subsidiaries had investment accounted for under the equity method of Baht 416 million, a decrease of Baht 2 million or 1% from at the end of 2006. The decrease was mainly due to (1) a share of loss from investment in Energy Complex Co., Ltd. amounting to Baht 4 million and (2) a share of profit from investment in PTT ICT Solution Co., Ltd. of Baht 2 million.

1.2 Investment in subsidiaries, associates and joint ventures accounted for under the cost method in the Company's financial statements

As of March 31, 2007, PTTEP had investment in subsidiaries, associates and joint ventures accounted for under the cost method by historical cost in the Company's financial statements amounting to Baht 24,149 million, and no movement when compared with at the end of 2006.

(2) Net profit

For the first quarter of 2007, net profit in consolidated financial statements and the Company's financial statements were Baht 6,771 million or Baht 2.06 per share-diluted and Baht 4,513 million or Baht 1.37 per share-diluted respectively. The difference of the net profit came from the change in the accounting for investment in subsidiaries and associates in the Company's financial statements. The net profit under subsidiaries and associates was proportionally recognized in consolidated financial statements

(3) Impact of the change in investment accounted for in the Company's financial statements

-7-/ 3.1 The change/....

3.1 The change resulted in the net profit for the period of three months ended 31 March 2007 and 2006 in the Company's financial statements decreased amounting to Baht 2,258 million or Baht 0.69 per share-diluted and Baht 3,080 million or Baht 0.93 per share-diluted respectively.

3.2 The effect of the change to other items in the Company's financial statements as of March 31, 2007 was the lower investment in subsidiaries and retained earnings which are to be presented in Balance Sheets of Baht 21,462 million. The cumulative effect of the accounting change is to be presented in "Cumulative effect of accounting change" in Company's statement of changes in shareholder's equity

2.5 **Impacts on Operational Results**

Oil price and Thai Baht continue to be significant factors that influence PTTEP business performance. The highly volatile oil price is subject to various factors e.g. geopolitics, market demand, natural disasters, operation disruptions, etc. which cause difficulty in the accuracy of oil price projection. Oil price experts themselves still debate the future trends of the oil market. In addition to the oil price, a continuous increase in costs of the E & P business is another factor that has a vital impact on PTTEP business. However, to effectively contain the cost issue, PTTEP has closely monitored the costs and has established a taskforce to analyze, plan, and implement programs to effectively manage and reduce costs e.g. Procurement Planning Team which is responsible for planning and timely securing long lead items required for operations. Another example is the Consolidated Wellhead Platform Design Team which is responsible for studying and preparing standard wellhead platform design which can be used for various PTTEP projects. In addition, PTTEP has also closely monitored business activities and work progress in every project in order to analyze and provide timely solutions to potential problems that may lead to project delays. All efforts have been made with objectives to ensure that all projects are progressing as planned and that they will generate return to our stakeholders as targeted.

PTTEP has been continuously expanding our business operations to overseas countries. To effectively operate in an international environment, PTTEP has been preparing our organization in various aspects, e.g., personnel development and internal work processes & systems to allow maximum efficiency & effectiveness in an international environment. Regarding personnel development, PTTEP personnel have been trained and developed to work effectively in a diversified and multi-cultural working environment with a broad working knowledge and a high level of flexibility and adaptability. Regarding internal work processes and systems, PTTEP continuously improve and streamline our internal rules & regulations, work processes & systems, and methodology to be more efficient and support our business operations in overseas countries.

US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/156 /2007

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

April 30, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Participation Interest Increase in Exploration Project – Block G4/43

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has 15 % of participation interest in Petroleum Concession No. 4/2546/61 (Block G4/43) located in the Gulf of Thailand. The other joint venture partners are Chevron Offshore (Thailand) Ltd. (Chevron) and Mitsui Oil Exploration Co., Ltd. (MOECO).

PTTEP wishes to announce that PTTEPI is entitled to increase its participation interest in Block G4/43 from 15% to 21.375%. After the approvals of the Supplementary Concession, the joint venture partners will consist of Chevron, PTTEPI, MOECO and Palang Sophon Two Ltd. 51 %, 21.375%, 21.25% and 6.375% participation interests respectively.

Yours sincerely,

Maroot Mrigadat
President

END